                                                                      EXHIBIT 12


                           ILINC COMMUNICATIONS, INC.
                       RATIO OF EARNINGS TO FIXED CHARGES



       The following table sets forth the Company's earnings to fixed charges for the periods indicated:

                                                                          YEAR ENDED MARCH 31,
                                                                  --------------------------------
                                                                   2005          2004        2003
                                                                  -------     ---------    -------
                  Ratio of Earnings to Fixed Charges (a)                         (a)         (a)
                                                                   (a)


         (a) Due to the loss recorded in 2005, 2004, and 2003, the ratio coverage was less than 1:1. The Company would have needed to generate additional earnings of $5.2 million, $2.3 million, and $3.9 million to achieve a ratio coverage of 1:1 in 2005, 2004, and 2003.

         (b) For the purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of income before income taxes and extraordinary items. Fixed charges consist of interest on all indebtedness, amortization of debt discount and expense, and that portion of rental expense that the Company believes to be representative of interest.